# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIM Acquisition Corp. I, CIK 0002014982
CUSIP: G8431T101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 725 Fifth Ave, 23rd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0002026210
Persons authorized to receive notices and communications: Eric Newman, SIM Sponsor 1 LLC, 725 Fifth Ave, 23rd Floor, New York, New York (NY), 10022, (917) 244-8123

## Reporting persons
- SIM Sponsor 1 LLC (CIK 0002026210): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,646,669; shared voting power 0; sole dispositive power 7,646,669; shared dispositive power 0; aggregate amount beneficially owned 7,646,669 (93.2% of the class)
  Comment: 1. Includes (i) 4,646,669 of the Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), held by SIM Sponsor 1, LLC (the "Sponsor"), which is convertible into 4,646,669 of the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), and (ii) 3,000,000 Class A Ordinary Shares, which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on May 11, 2026.
  
  2. This percentage set forth herein is calculated based on the sum of (i) 3,552,768 Class A Ordinary Shares outstanding as of May 13, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 13, 2026, and (ii) 4,646,669 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
- Conroy Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,646,669; sole dispositive power 0; shared dispositive power 7,646,669; aggregate amount beneficially owned 7,646,669 (93.2% of the class)
  Comment: 1. Includes (i) 4,646,669 of the Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), held by SIM Sponsor 1, LLC (the "Sponsor"), which is convertible into 4,646,669 of the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), and (ii) 3,000,000 Class A Ordinary Shares, which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on May 11, 2026. Conroy Partners LLC is the managing member of SIM Sponsor 1 LLC and has voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC.
  
  2. This percentage set forth herein is calculated based on the sum of (i) 3,552,768 Class A Ordinary Shares outstanding as of May 13, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 13, 2026, and (ii) 4,646,669 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,646,669; sole dispositive power 0; shared dispositive power 7,646,669; aggregate amount beneficially owned 7,646,669 (93.2% of the class)
  Comment: 1. Includes (i) 4,646,669 of the Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), held by SIM Sponsor 1, LLC (the "Sponsor"), which is convertible into 4,646,669 of the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), and (ii) 3,000,000 Class A Ordinary Shares, which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on May 11, 2026. Eric Newman is the managing member of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC, and has voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC.
  
  2. This percentage set forth herein is calculated based on the sum of (i) 3,552,768 Class A Ordinary Shares outstanding as of May 13, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 13, 2026, and (ii) 4,646,669 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: SIM Acquisition Corp. I
Address of issuer's principal executive offices: 725 Fifth Ave, 23rd Floor, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
a - This Schedule 13D is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

i. SIM Sponsor 1 LLC ("Sponsor");

ii. Conroy Partners LLC ("Conroy"); and

iii. Eric Newman.

The principal business address of each of the Reporting Persons is 725 Fifth Ave, 23rd Floor, New York, NY 10022.

This Schedule 13D relates to Class A Ordinary Shares held directly by the Sponsor and Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares" and, together with Class A Ordinary Shares, the "Ordinary Shares"), held directly by the Sponsor. Eric Newman is the managing member of Conroy, the managing member of the Sponsor.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.
Residence or business address:
b - This Schedule 13D is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

i. SIM Sponsor 1 LLC ("Sponsor");

ii. Conroy Partners LLC ("Conroy"); and

iii. Eric Newman.

The principal business address of each of the Reporting Persons is 725 Fifth Ave, 23rd Floor, New York, NY 10022.

This Schedule 13D relates to Class A Ordinary Shares held directly by the Sponsor and Class A Ordinary Shares thatthe Reporting Persons have the right to acquire upon conversion of Class B ordinary shares, par value $0.0001 pershare (the "Class B Ordinary Shares" and, together with Class A Ordinary Shares, the "Ordinary Shares"), held directlyby the Sponsor. Eric Newman is the managing member of Conroy, the managing member of the Sponsor.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.
Present principal occupation or employment:
c - This Schedule 13D is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

i. SIM Sponsor 1 LLC ("Sponsor");

ii. Conroy Partners LLC ("Conroy"); and

iii. Eric Newman.

The principal business address of each of the Reporting Persons is 725 Fifth Ave, 23rd Floor, New York, NY 10022.

This Schedule 13D relates to Class A Ordinary Shares held directly by the Sponsor and Class A Ordinary Shares thatthe Reporting Persons have the right to acquire upon conversion of Class B ordinary shares, par value $0.0001 pershare (the "Class B Ordinary Shares" and, together with Class A Ordinary Shares, the "Ordinary Shares"), held directlyby the Sponsor. Eric Newman is the managing member of Conroy, the managing member of the Sponsor.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
f - This Schedule 13D is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

i. SIM Sponsor 1 LLC ("Sponsor");

ii. Conroy Partners LLC ("Conroy"); and

iii. Eric Newman.

The principal business address of each of the Reporting Persons is 725 Fifth Ave, 23rd Floor, New York, NY 10022.

This Schedule 13D relates to Class A Ordinary Shares held directly by the Sponsor and Class A Ordinary Shares thatthe Reporting Persons have the right to acquire upon conversion of Class B ordinary shares, par value $0.0001 pershare (the "Class B Ordinary Shares" and, together with Class A Ordinary Shares, the "Ordinary Shares"), held directlyby the Sponsor. Eric Newman is the managing member of Conroy, the managing member of the Sponsor.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 29, 2024, pursuant to a securities subscription agreement dated January 29, 2024, the Sponsor paid $25,000, or approximately $0.004 per share in exchange for 5,750,000 Class B Ordinary Shares. In May 2024, the Issuer effected a share dividend of 0.33 shares for each Class B Ordinary Share outstanding, resulting in the Sponsor holding an aggregate of 7,666,669 Class B Ordinary Shares. Following transfers to certain persons, the Sponsor held an aggregate of 7,646,669 Class B Ordinary Shares. The consideration for these securities was the working capital of the Sponsor.

On May 13, 2026, the Reporting Persons converted 3,000,000 Class B Ordinary Shares held directly by the Sponsor into 3,000,000 Class A Ordinary Shares, for no additional consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Items 3 and 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Persons hold their securities of the Issuer for investment purposes. The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein (such as the transfer restrictions in the Letter Agreement dated July 9, 2024, which was entered into between the Issuer, the Sponsor and certain other parties (the "Letter Agreement")), the Reporting Persons may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 7,646,669 Class A Ordinary Shares, which represents approximately 93.2% of the Class A Ordinary Shares. This amount includes 3,000,000 Class A Ordinary Shares held directly by the Sponsor and 4,646,669 Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares held directly by the Sponsor.

The foregoing beneficial ownership percentage is based on the sum of (i) 3,552,768 Class A Ordinary Shares outstanding as of May 13, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 13, 2026, and (ii) 4,646,669 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

The Sponsor also holds directly 4,000,000 Private Placement Warrants to purchase 4,000,000 Class A Ordinary Shares, which only become exercisable 30 days after the completion of the Issuer's initial business combination; as such, these Class A Ordinary Shares underlying the Private Placement Warrants are excluded from the amount of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 7,646,669 Class A Ordinary Shares, which represents approximately 93.2% of the Class A Ordinary Shares. This amount includes 3,000,000 Class A Ordinary Shares held directly by the Sponsor and 4,646,669 Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares held directly by the Sponsor.

The foregoing beneficial ownership percentage is based on the sum of (i) 3,552,768 Class A Ordinary Shares outstanding as of May 13, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 13, 2026, and (ii) 4,646,669 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 4,646,669 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

The Sponsor also holds directly 4,000,000 Private Placement Warrants to purchase 4,000,000 Class A Ordinary Shares, which only become exercisable 30 days after the completion of the Issuer's initial business combination; as such, these Class A Ordinary Shares underlying the Private Placement Warrants are excluded from the amount of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The response to Item 6 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, no person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement dated July 9, 2024, entered into between the Issuer, the Sponsor and certain other holders (the "Registration Rights Agreement"), the Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register the Sponsor's Registrable Securities (as defined in the Registration Rights Agreement, which include Class B Ordinary Shares, Private Placement Warrants and Class A Ordinary Shares issued or issuable upon conversion of Class B Ordinary Shares and exercise of Private Placement Warrants) and use its best efforts to effect such registration to permit the sale of such Registrable Securities. The Registration Rights Agreement also grants customary piggyback registration rights to the Sponsor.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Letter Agreement

Pursuant to the Letter Agreement dated July 9, 2024, the Sponsor waived its rights to liquidating distributions from the trust account of the Issuer with respect to any Class B Ordinary Shares held by them if the Issuer fails to complete its initial business combination within a certain window. Pursuant to the Letter Agreement, the Sponsor its agreed to vote its Class B Ordinary Shares and any public Class A Ordinary Shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares it may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, which would not be voted in favor of approving the business combination transaction) in favor of the Issuer's initial business combination.

Subject to certain exceptions set forth in the Letter Agreement, the Sponsor agreed not to Transfer any Class B Ordinary Shares held by it or the Class A Ordinary Shares issuable upon conversion of such Class B Ordinary Shares held by it until the earlier of (i) six months after the completion of a business combination or (ii) subsequent to a business combination, the date on which the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Issuer's shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property. The Sponsor also agreed not to transfer any private placement warrants (including the Class A Ordinary Shares issuable upon exercise of the private placement warrants) held by it until thirty (30) days after the completion of a business combination.

Additionally, pursuant to the Letter Agreement, the Sponsor agreed that it will not propose any amendment to the Issuer's amended and restated memorandum and articles of association to modify the substance or timing of the Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of shares held by the public shareholders if it do not complete its initial business combination within a certain period.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Promissory Note with Sponsor

On March 18, 2026, the Issuer issued a promissory note in the aggregate principal amount of up to $1,500,000 to the Sponsor (the "Note"). Pursuant to the Note, the interest rate is 12.0% per annum, based on actual days / 360 and each draw carries a 5.0% original issue discount (OID). The Note is due and payable upon the earlier to occur of: (1) the initial business combination, or (2) the Issuer's liquidation.

The foregoing description of the WCL Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Registration Rights Agreement, dated as of July 9, 2024 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 12, 2024)

Exhibit 3 - Letter Agreement, dated as of July 9, 2024 (incorporated by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 12, 2024)

Exhibit 4 -Promissory Note Issued to SIM Sponsor 1 LLC dated March 18, 2026 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 24, 2026)

## Signatures
- SIM Sponsor 1 LLC: /s/ Eric Newman, Eric Newman, Manager (05/15/2026)
- Conroy Partners LLC: /s/ Eric Newman, Eric Newman, Manager (05/15/2026)
- Eric Newman: /s/ Eric Newman, Eric Newman, Manager (05/15/2026)